AM
2/17/04

04001993

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VF 2-11-04

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SEC FILE NUMBER
8- 45304

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
JHW FINANCIAL SERVICES, INC.
dba FINANCIAL TELESIS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4340 REDWOOD HIGHWAY, SUITE D318
(No. and Street)

SEC MAIL PROCESSING
RECEIVED
FEB 10 2004
WASH. D.C. 181 SECTION

SAN RAFAEL (City) CALIFORNIA (State) 94903 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES H. WILLIAMS (415) 492-8975
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CLARIDAD & CROWE
(Name — *if individual, state last, first, middle name*)

101 LARKSPUR LANDING CIRCLE, SUITE 311 (Address) LARKSPUR (City) CALIFORNIA (State) 94939 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 20 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OB 4

OATH OR AFFIRMATION

I, JAMES H. WILLIAMS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JHW FINANCIAL SERVICES, INC., dba FINANCIAL TELESIS, INC., as of DECEMBER 31, 2003, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT

Title

Notary Public

JAMES FRANCIS O'DONNELL III
COMM. #1461707
NOTARY PUBLIC-CALIFORNIA
MARIN COUNTY
My Comm. Expires JANUARY 10, 2008

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) ~~A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.~~ Independent auditors' supplemental report on internal accounting controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

INDEPENDENT AUDITOR'S REPORT 3

FINANCIAL STATEMENTS

Statement of financial condition 4
Statement of operations 5
Statement of changes in stockholder's equity. 6
Statement of cash flows 7
Notes to financial statements . . . . 8 – 9

ADDITIONAL INFORMATION

Computation of net capital 10
Supplemental report on internal accounting control . . . . 11 – 12

CLARIDAD & CROWE

Certified Public Accountants
A Partnership of Professional Corporations

101 Larkspur Landing Circle, Suite 311, Larkspur, CA 94939
Telephone (415) 464-8999
Facsimile (415) 464-9009

INDEPENDENT AUDITOR'S REPORT

Board of Directors
JHW Financial Services, Inc.
dba Financial Telesis, Inc.
Larkspur, California

We have audited the statement of financial condition of JHW Financial Services, Inc., dba Financial Telesis, Inc. (a California corporation) as of December 31, 2003, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JHW Financial Services, Inc. dba Financial Telesis, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 through 12 is presented for purposes of additional analysis and is not part of the basic financial statements. The additional information is required by Rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Claridad & Crowe

CERTIFIED PUBLIC ACCOUNTANTS

January 16, 2004

JHW FINANCIAL SERVICES, INC.
dba
FINANCIAL TELESIS, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS

Cash and cash equivalents	$ 48,266
Accounts receivable	13,787
Other current assets	2,700
Equipment, net of accumulated depreciation of $ 32,495	18,597
	$ 83,350

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable	$ 416
Commissions payable	17,774
Deferred revenues	1,500
Income taxes payable	1,389
Total liabilities	21,079
Stockholder's equity	
Common stock, no par value, 10,000 shares authorized, 5,000 shares issued and outstanding	5,000
Additional paid in capital	29,869
Retained earnings	27,402
Total stockholder's equity	62,271
	$ 83,350

See notes to financial statements

JHW FINANCIAL SERVICES, INC.
dba
FINANCIAL TELESIS, INC.

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2003

REVENUES	
Commissions	$ 1,831,853
Fee income	134,148
Consulting income	118,780
Interest	36
	2,084,817
EXPENSES	
Compensation	27,074
Commissions	1,814,746
Professional fees	10,255
Regulatory fees	2,794
Other operating expenses	44,037
	1,898,906
INCOME BEFORE INCOME TAXES	185,911
INCOME TAXES	2,787
NET INCOME	$ 183,124

See notes to financial statements.

JHW FINANCIAL SERVICES, INC.
dba
FINANCIAL TELESIS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2003

	Common Stock No.	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2002	5,000	$ 5,000	$ 29,869	$ 57,725	$ 92,594
Distributions paid				(213,447)	(213,447)
Net income				183,124	183,124
Balance, December 31, 2003	5,000	$ 5,000	$ 29,869	$ 27,402	$ 62,271

See notes to financial statements.

JHW FINANCIAL SERVICES, INC.
dba
FINANCIAL TELESIS, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2003

CASH FLOWS FROM OPERTING ACTIVITIES	
Net income	$ 183,124
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	8,400
Change in assets and liabilities:	
Decrease in accounts receivable	5,924
Increase in other current assets	(2,700)
Decrease in accounts payable	(10,521)
Increase in commissions payable	5,428
Increase in income taxes payable	1,389
Increase in deferred revenues	1,500
Net adjustments	9,420
Net cash provided by operating activities	192,544
CASH FLOWS FROM INVESTING ACTIVITIES	
Cash payments for purchase of equipment	(6,986)
Net cash used by investing activities	(6,986)
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions paid	(213,447)
Net cash used by financing activities	(213,447)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(27,889)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	76,155
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 48,266

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the year for:	Income taxes	$ 1,398
	Interest	$ 0

JHW FINANCIAL SERVICES, INC.
dba
FINANCIAL TELESIS, INC.
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2003

NOTE A – Summary of Significant Accounting policies

General

JHW Financial Services, Inc., dba Financial Telesis, Inc. (the Company), a California corporation was incorporated on June 26, 1992, and registered as a broker-dealer under the Securities Exchange Act of 1934 in December 1992. The Company commenced securities transactions in January, 1993. The Company engages primarily in the brokerage of mutual funds and other investment company products.

Accounting

These financial statements are prepared using the accrual method of accounting.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Regulatory Requirements

The Company is exempt from the requirements of Rule 15c3-3 pursuant to the rules for broker-dealers who engage in limited business (mutual funds and/or variable annuities only).

Securities Transactions

Commission revenues are related to mutual fund transactions and are recorded on the trade date basis.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Equipment

Equipment is recorded at cost. Maintenance and repairs are expensed as incurred. Depreciation is computed using the straight line method over the estimated useful life (5 years) of the asset.

JHW FINANCIAL SERVICES, INC.
dba
FINANCIAL TELESIS, INC.
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2003

NOTE A – Summary of Significant Accounting Policies (Continued)

Deferred Revenues

Deferred revenues consist of fee income received in advance.

Income Taxes

Commencing in 1995, the Company, with the consent of its shareholder, elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholder of an S corporation is taxed on his proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The provision shown is for state income taxes.

NOTE B – Concentrations of Credit Risk

The Company's receivables are predominantly from various investment companies.

NOTE C – Lease Commitments

Minimum lease payments under a non-cancelable operating lease for the Company's office are:

2004	$ 16,200
2005	16,200
2006	16,200
	$ 48,600

Lease payments aggregating $10,798 are included in other operating expenses in the statement of operations.

NOTE D – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2003 the Company's net capital is $27,187, which is $22,187, in excess of the minimum amounts required. The Company's ratio of aggregate indebtedness to net capital at December 31, 2003, was 0.78 to 1.0. The rule provides that equity capital may not be withdrawn, subordinated debt may not be repaid and cash dividends may not be paid if the resulting net capital would be less than the amounts required under the rule.

ADDITIONAL INFORMATION

JHW FINANCIAL SERVICES, INC.
dba
FINANCIAL TELESIS, INC.
COMPUTATION OF NET CAPITAL
December 31, 2003

NET CAPITAL	
Stockholder's equity	$ 62,271
Less nonallowable assets:	
Accounts receivable	(13,787)
Other current assets	(2,700)
Equipment, net	(18,597)
NET CAPITAL	$ 27,187
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition:	
Accounts payable	$ 416
Commissions payable	17,774
Deferred revenues	1,500
Income taxes payable	1,389
	$ 21,079
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital requirement (6-2/3 % of aggregate indebtedness)($5,000 minimum)	$ 5,000
Net capital in excess of minimum requirement	$ 22,187
Ratio of aggregate indebtedness to net capital	.78 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31)	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 28,575
Audit adjustment – Income taxes payable	(1,389)
Rounding	1
Net capital as reported herein	$ 27,187
Aggregate indebtedness as reported in Company's Part II (unaudited) FOCUS report	$ 19,690
Audit adjustment – Income taxes payable	1,389
Aggregate indebtedness, as reported herein	$ 21,079

These differences result in a ratio of aggregate indebtedness to net capital of .78 to 1.0 rather

CLARIDAD & CROWE

Certified Public Accountants
A Partnership of Professional Corporations

101 Larkspur Landing Circle, Suite 311, Larkspur, CA 94939
Telephone (415) 464-8999
Facsimile (415) 464-9009

January 16, 2004

Board of Directors
JHW Financial Services, Inc.
dba Financial Telesis, Inc.
Larkspur, California

We have audited the financial statements of JHW Financial Services, Inc., dba Financial Telesis, Inc., for the year ended December 31, 2003, and have issued our report thereon dated January 16, 2004. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary to express an opinion on the financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by JHW Financial Services, Inc., dba Financial Telesis, Inc., that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-5(g)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Since the Company does not maintain customer accounts and does not handle securities, we have not made a study of the practices and procedures (including tests of compliance with such practices and procedures) relevant to the objectives stated in rule 17a-5(g) for (1) making the quarterly securities examinations, counts verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures as referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any system of internal accounting control of the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projections of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with procedures may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of JHW Financial Services, Inc., dba Financial Telesis, Inc., taken as a whole. Our study and evaluation disclosed no condition that we believed to be of material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives and nothing came to our attention that would indicate the Company had not complied with the condition of its exception under rule 15c3-3 during the year then ended.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies pursuant to their requirements and should not be used for any other purpose.

CERTIFIED PUBLIC ACCOUNTANTS